UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SPY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

685317 10 9

(CUSIP Number)

Matthew D. Short, Esq.

Procopio, Cory, Hargreaves & Savitch LLP

525 B Street, Suite 2200

San Diego, CA 92101

(619) 238-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Harlingwood (Alpha), LLC

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	1,426,406

9. Sole Dispositive Power	0

10. Shared Dispositive Power	1,426,406

11. Aggregate Amount Beneficially Owned by Each Reporting Person	1,426,406

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	10.3%

14. Type of Reporting Person	OO

2

CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Harlingwood Investment Partners I, LLC
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	not applicable

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	1,426,406

9. Sole Dispositive Power	0

10. Shared Dispositive Power	1,426,406

11. Aggregate Amount Beneficially Owned by Each Reporting Person	1,426,406

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	10.3%

14. Type of Reporting Person	OO

3

CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Fir Geenen
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	not applicable

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	1,426,406

9. Sole Dispositive Power	0

10. Shared Dispositive Power	1,426,406

11. Aggregate Amount Beneficially Owned by Each Reporting Person	1,426,406

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	10.3%

14. Type of Reporting Person	IN

4

Item 1.     Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed March 9, 2011. This statement relates to shares of the common stock (the “Common Stock”), $0.0001 par value, of Spy Inc. (formerly known as Orange 21 Inc.) (the “Company”). The principal executive offices of the Company are located at 2070 Las Palmas Drive, Carlsbad, California 92011.

Item 2.      Identity and Background

(a)	Harlingwood (Alpha), LLC, a Delaware limited liability company (“Investor”), Harlingwood Investment Partners I, LLC, a Delaware limited liability company (“HIP”) and Mr. Fir Geenen (“Mr. Geenen”).
(b)	3580 Carmel Mountain Rd, Suite 460, San Diego, California 92130
(c)	Investor’s principal business consists of owning the shares of the Company. HIP is the manager of Investor, with sole authority to act on behalf of Investor with respect to shares of the Company. Mr. Geenen is the manager of HIP, with sole authority to take action on behalf of HIP as manager of, or holder of ownership interests in, another entity. Mr. Geenen was elected to the Company’s Board of Directors in June 2011.
(d)	None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the persons referred to in this Item 2 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

All of the shares of Common Stock acquired by Investor were purchased with the proceeds of capital contributions made by the Class B Members of Investor, who are (a) Kim Peterson, as trustee of the Peterson Family Trust dated April 14, 1992, (b) David Cherashore, as trustee of the Cherashore Family Trust UDT dated April 18, 1997, (c) Scott McPherson and Erin McPherson, as co-trustees of the McPherson Family Trust dated January 27, 1999, and (d) Harlingwood Partners, LLC, a Delaware limited liability company.

The convertible promissory note acquired by Investor and described in Items 5(a) and 6(c) below was purchased with the proceeds of capital contributions made by the Class C Members of Investor, who are (a) the Marc and Shannon Van Buskirk Trust U/A/D 9/27/02, (b) Cappetta Capital Group, and (c) Junah Capital, LLC.

Item 4.      Purpose of Transaction.

All shares of Common Stock and the convertible promissory note described in Items 5(a) and 6(c) below acquired by Investor were purchased solely for investment.

The Investor, HIP and Mr. Geenen have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Investor, HIP and/or Mr. Geenen may, at any time and from time to time, review or reconsider their position and/or change their purpose.

Item 5.      Interest in Securities of the Issuer.

5

(a)	Investor owns (i) 712,121, or 5.4% of the outstanding, shares of Common Stock, and (ii) a promissory note (the “Note”) in the amount of $1,000,000 issued by Spy Optic Inc., a subsidiary of the Company, the principal and interest owed under such Note are convertible into shares of Common Stock of the Company at a conversion price of $1.40 per share as described in Item 6(c) below. As of the date of this Amendment No. 1, the Note is convertible into 714,285, or approximately 5.2% of the outstanding, shares of Common Stock of the Company (assuming issuance of 714,285 shares upon conversion of the Note). The total number of shares of Common Stock of the Company owned by Investor, plus the number of shares into which the Note may convert as of the date of this Amendment No. 1, is 1,426,406, or approximately 10.3% of the outstanding shares of Common Stock of the Company (assuming issuance of 714,285 shares upon conversion of the Note). HIP is the manager of Investor and Mr. Geenen is the manager of HIP. HIP and Mr. Geenen disclaim beneficial ownership of all of the shares of the Common Stock of the Company held by Investor (including those that may be acquired upon conversion of the Note) and this report shall not be an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Act, or otherwise. HIP owns no stock of the Company. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 13,072,774 shares of Common Stock of the Company were outstanding as of the date of this Amendment No. 1, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 13, 2012, and the issuance of 714,285 shares upon conversion of the Note. Also see Item 6(c) of this Statement, which is hereby incorporated by reference in this Item 5(a).
(b)	Investor, HIP and Mr. Geenen share voting and disposition power over the 1,426,406 shares of the Common Stock of the Company held by Investor due to HIP being the manager of Investor and Mr. Geenen being manager of HIP.
(c)	During the prior 60 days, the Investor purchased the Note, but otherwise the reporting persons made no purchases of Common Stock of the Company.
(d)	Not applicable.

(e)	Not applicable.
(f)	Investor - Delaware

HIP - Delaware

Mr. Geenen – USA

Item 6.      Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Company, except as follows:

(a)	Under the operating agreement of Investor, the manager of Investor (which is HIP) has the sole authority to act on behalf of the Company with respect to the shares of Common Stock.
(b)	Under the operating agreement of HIP, the manager of HIP (which is Mr. Geenen) has the sole authority to take action on behalf of HIP as manager of, or holder of ownership interests in, another entity.
(c)	On September 6, 2012, the Company, its subsidiary Spy Optic Inc. and Investor entered into a convertible note purchase agreement (the “NPA”) and a registration rights agreement (the “Registration Rights Agreement”).

The Note was issued to Investor pursuant to the terms of the NPA. The Note accrues interest at the rate of 12% per annum, which will convert to principal on the Note on the last day of each calendar month in arrears. Such capitalized amounts will then become convertible into shares of Common Stock of the Company. The Note is convertible until it is fully paid. If no principal or interest is prepaid during the term of the Note, the Note will be convertible into a total of 860,992 shares of Common Stock of the Company on the date the Note matures on April 1, 2014.

The Registration Rights Agreement provides Investor with piggy-back registration rights pursuant to which the Company is required to provide notice to Investor of certain proposed public offerings of the Company’s common stock and, if Investor so requests, register the shares of common stock issued to Investor upon conversion of the Note for resale by Investor, subject to certain conditions and limitations described in the Registration Rights Agreement.

6

(d)	On September 6, 2012, Investor and BFI Business Finance, a California corporation (“BFI”) entered into a Debt Subordination Agreement. Pursuant to the Debt Subordination Agreement, Investor has agreed to subordinate payment of the amounts owed under the Note in certain circumstances to payment of any amounts owed by the Company and/or Spy Optic Inc. to BFI.

Item 7.      Materials to Be Filed as Exhibits.

Exhibit 1     Joint Filing Agreement, by and among Harlingwood (Alpha), LLC, Harlingwood Investment Partners I, LLC and Fir Geenen, dated September 14, 2012.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2012

HARLINGWOOD (ALPHA), LLC

By:	Harlingwood Investment Partners I, LLC,
Manager

By /s/ Fir Geenen
Fir Geenen, Manager

HARLINGWOOD INVESTMENT PARTNERS I, LLC,

By:	/s/ Fir Geenen
Fir Geenen, Manager

/s/ Fir Geenen

FIR GEENEN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

8

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date: September 14, 2012

HARLINGWOOD (ALPHA), LLC

By:	Harlingwood Investment Partners I, LLC,
Manager

By /s/ Fir Geenen
Fir Geenen, Manager

HARLINGWOOD INVESTMENT PARTNERS I, LLC,

By /s/ Fir Geenen

Fir Geenen, Manager

/s/ Fir Geenen

FIR GEENEN

9